Filed Pursuant to Rule 424(b)(5)

Registration No. 333-214439

PROSPECTUS SUPPLEMENT

(to the Prospectus Dated December 15, 2016)

American Depositary Shares, each representing 40 ordinary shares

This prospectus supplement supplements our prospectus supplement dated May 26, 2017 relating to our At The Market offering program. Please see the “Explanatory Note” contained herein.

Investing in our securities involves risks. See the “risk factors” contained in the documents we incorporate by reference in this prospectus supplement to read about factors you should consider before investing in our securities.

Neither the Securities and Exchange Commission, the Israeli Securities Authority nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

EXPLANATORY NOTE

On November 4, 2016, we entered into an At The Market Equity Offering Sales Agreement (the “Sales Agreement”) with FBR Capital Markets & Co. (“FBR”) relating to our American Depositary Shares (“ADSs”) each representing forty (40) of our ordinary shares, NIS 0.0000001 par value each, having an aggregate offering price of up to $6,000,000.  In accordance with the terms of the Sales Agreement, we could offer and sell up to the maximum dollar amount of our ADSs from time to time through FBR as our sales agent.  Sales of the ADSs, if any, would be made by any method that is deemed to be an “at the market offering” as defined in Rule 415 promulgated under the Securities Act, including sales made directly on or through The NASDAQ Capital Market or any other existing trading market for the ADSs in the United States or to or through a market maker.

We are filing this prospectus supplement to inform investors that we have terminated the Sales agreement, effective September 13, 2017.